January 18, 2008

Mail Stop 3720

By U.S. Mail and facsimile to (210) 351-3467

Wayne A. Wirtz
Associate General Counsel
Legal Department
AT&T Inc.
175 E. Houston, Room 205
San Antonio, TX 78205

> **Re: AT&T Inc.**
> **Definitive Schedule 14A**
> **Filed March 22, 2007**
> **File No. 001-08610**

Dear Mr. Wirtz:

We have reviewed your response letter dated November 30, 2007 and have the following comment. Please respond to our comment by February 1, 2008, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Compensation Discussion and Analysis, page 32

Short-Term Incentives, page 33

1.   We have considered your response to comment six in our letter dated September 27, 2007. Please provide a more comprehensive analysis as to why disclosure of each performance target would not be material or would cause you competitive harm. Your response should be a thorough and detailed analysis focusing on the specific facts and circumstances of your business, each performance target and your compensation policies and decisions for each named executive officer.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel